Exhibit 99.1
GEHI to Hold Extraordinary General Meeting of Shareholders on September 11, 2023
BEIJING, July 31, 2023 /PRNewswire/ — Gravitas Education Holdings, Inc. (“GEHI” or the “Company”) (NYSE: GEHI), a leading early childhood education service provider in China, today announced that it will hold an extraordinary general meeting of shareholders (the “EGM”) at 3/F, No. 28 Building, Fangguyuan Section 1, Fangzhuang Fengtai District, Beijing 100078, People’s Republic of China, at 10:00 a.m. (Beijing time) on September 11, 2023, for the purposes of considering and, if thought fit, approving the transactions contemplated in the Agreement and Plan of Merger (the “Merger Agreement”), dated April 18, 2023, by and among the Company, Bright Sunlight Limited, a Cayman Islands exempted company and a direct, wholly owned subsidiary of the Company (“Merger Sub”), Best Assistant Education Online Limited, a Cayman Islands exempted company (“Best Assistant”) and a controlled subsidiary of NetDragon Websoft Holdings Limited (HKEX: 0777, “NetDragon”), a Cayman Islands exempted company, and solely for purposes of certain named sections thereof, NetDragon. It is contemplated that Best Assistant will transfer the education business of NetDragon outside of the PRC to Elmtree Inc., a Cayman Islands exempted company limited by shares (“eLMTree”) and currently a wholly owned subsidiary of Best Assistant. Pursuant to the Merger Agreement, Merger Sub will merge with and into eLMTree with eLMTree continuing as the surviving company and becoming a wholly owned subsidiary of the Company (the “Merger”).
Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each ordinary share of eLMTree issued and outstanding immediately prior to the Effective Time (excluding the Dissenting Shares and the Excluded Shares, each as defined in the Merger Agreement) will be cancelled in exchange for the right to receive a number of validly issued, fully paid and non-assessable ordinary shares of the Company in a transaction exempt from the registration requirements under the Securities Act of 1933.
Shareholders of the Company will also be asked to consider and vote on certain additional Merger-related proposals at the EGM, including, among others:
1.
that, subject to and conditional upon the Merger becoming effective, the fifth amended and restated memorandum and article of association of the Company be amended and restated by their deletion in their entirety and the substitution of in their place of the sixth amended and restated memorandum and articles of association of the Company (the “A&R MAA”) effective immediately prior to the Effective Time of the Merger;

2.
that, subject to and conditional upon the Merger becoming effective, the name of the Company be changed from “Gravitas Education Holdings, Inc.” to “Mynd.ai, Inc.” effective immediately prior to the Effective Time;

3.
that, subject to and conditional upon the Merger becoming effective, immediately prior to the Effective Time, the authorized share capital of the Company be varied as follows: (a) the authorized share capital of the Company shall be varied to US$1,000,000 divided into 1,000,000,000 shares comprising of (i) 990,000,000 ordinary shares of a par value of US$0.001 each (each a “ListCo Ordinary Share”) and (ii) 10,000,000 shares of a par value of US$0.001 each of such class or classes (however designated) as the board of directors may determine in accordance with the A&R MAA, and (b) all Class A ordinary shares of the Company prior to the adoption of the A&R MAA, par value US$0.001 per share (“ListCo Class A Ordinary Shares”) and all Class B ordinary shares of the Company prior to the adoption of the A&R MAA, par value US$0.001 per share (“ListCo Class B Ordinary Shares”) in the authorized share capital of the Company (including all issued and outstanding ListCo Class A Ordinary Shares and ListCo Class B Ordinary Shares, and all authorized but unissued ListCo Class A Ordinary Shares and ListCo Class B Ordinary Shares) shall be re-designated as ListCo Ordinary Shares.

Holders of the Company’s ordinary shares whose names are on the register of members of the Company at the close of business in the Cayman Islands on August 7, 2023, are entitled to notice of, and to vote at, the EGM or any adjournment or postponement thereof in person. Holders of the Company’s American depositary shares (“ADSs”) at the close of business in New York City on August 7, 2023, are entitled to exercise their voting rights for the underlying ordinary shares and must act through Citibank, N.A., the depositary of the Company’s ADS program.
The notice of the EGM, which contains the detailed proposals to be presented at the EGM, and the proxy statement related to the EGM, are being filed today with the U.S. Securities and Exchange Commission (“SEC”) and can be obtained without charge from the SEC’s website (http://www.sec.gov). These documents are also available in the “Financial Information” section of the Company’s investor relations website at https://ir.geh.com.cn/. In addition, the proxy materials (including the proxy statement) will be mailed to the Company’s shareholders and holders of ADSs.
SHAREHOLDERS AND ADS HOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE PROXY MATERIALS AND OTHER MATERIALS FILED WITH OR FURNISHED TO THE SEC WHEN THEY BECOME AVAILABLE, AS THEY CONTAIN VOTING INSTRUCTIONS AND IMPORTANT INFORMATION ABOUT THE COMPANY, ELMTREE, THE MERGER AND RELATED MATTERS.
This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the transactions described above and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of eLMTree or the Company, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.
Forward-Looking Statements
This press release contains certain “forward-looking statements.” These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the pending transactions described herein, and the parties’ perspectives and expectations, are forward-looking statements. Such statements include, but are not limited to, statements regarding the Merger, including the equity values, the benefits of the Merger, expected revenue opportunities, anticipated future financial and operating performance and results, including estimates for growth, the expected management and governance of the combined company, and the expected timing of the transactions. The words “will,” “expect,” “believe,” “estimate,” “intend,” “plan” and similar expressions indicate forward-looking statements.
Such forward-looking statements are inherently uncertain, and shareholders and other potential investors must recognize that actual results may differ materially from the expectations as a result of a variety of factors. Such forward-looking statements are based upon management’s current expectations and include known and unknown risks, uncertainties and other factors, many of which are hard to predict or control, that may cause the actual results, performance, or plans to differ materially from any future results, performance or plans expressed or implied by such forward-looking statements. Such risks and uncertainties include, but are not limited to: (i) risks related to the expected timing and likelihood of completion of the Merger, including the risk that the transaction may not close due to one or more closing conditions to the transaction not being satisfied or waived, such as regulatory approvals not being obtained, on a timely basis or otherwise, or that a governmental entity prohibited, delayed or refused to grant approval for the consummation of the transaction or required certain conditions, limitations or restrictions in connection with such approvals; (ii) the occurrence of any event, change or other circumstances that could give rise to the termination of the applicable transaction agreements; (iii) the risk that there may be a material adverse change with respect to the financial position, performance, operations or prospects of the Company or eLMTree; (iv) risks related to disruption of management time from ongoing business operations due to the Merger; (v) the risk that any announcements relating to the Merger could have adverse effects on the market price of the Company’s securities; (vi) the risk that the Merger and its announcement could have an adverse effect on the ability of eLMTree to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally; (vii) any changes in the business or operating prospects of eLMTree or its businesses; (viii) changes in applicable laws and regulations; and (ix) risks relating to the combined company’s ability to enhance its services and products, execute its business strategy, expand its customer base and maintain stable relationship with its business partners.

A further list and description of risks and uncertainties can be found in the proxy statement that will be filed with the SEC by the Company in connection with the Merger, and other documents that the parties may file with or furnish to the SEC, which you are encouraged to read. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements relate only to the date they were made, and eLMTree, the Company and their subsidiaries and affiliates undertake no obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation.
Additional Information and Where to Find It
The Company will file with the SEC and mail to its shareholders and ADS holders a proxy statement in connection with the Merger. Investors and security holders are urged to read the proxy statement when it becomes available because it will contain voting instructions and important information regarding the proposed arrangement. You may access the proxy statement (when available) and other related documents filed by the Company with the SEC at the SEC’s website at www.sec.gov. You also may obtain the proxy statement and other documents filed by the Company with the SEC relating to the proposed arrangement for free by accessing the Company’s website at https://ir.geh.com.cn/ by clicking on the link for “Financial Information,” and then clicking on the link for “SEC Filings.”
CONTACT: Gravitas Education Holdings, Inc., Investor Relations, E-mail: ir@geh.com.cn